Exhibit 99.1

SUBSCRIPTION AGREEMENT

Pharvaris N.V.
Emmy Noetherweg 2
2333 BK Leiden

The Netherlands

Ladies and Gentlemen:

Pharvaris N.V., a public company with limited liability (naamloze vennootschap), having its official seat in Leiden, the Netherlands, and registered with the trade register of the Dutch Chamber of Commerce under number 64239411 (the “Company”) desires to issue to the undersigned investors (each, a “Subscriber” and collectively, the “Subscribers”), and each of the Subscribers desires to subscribe for and accept from the Company, that number of ordinary shares, par value €0.12 per share (the “Ordinary Shares”) set forth on the signature page hereto for a subscription price of $10.07 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Shares subscribed for by each Subscriber being referred to herein as the “Subscription Price”), on the terms and subject to the conditions contained herein, (the “Subscription”).

In connection therewith, the Subscribers and the Company agree as follows:

1.
Subscription. Subject to the terms and conditions of this subscription agreement (the “Subscription Agreement”), (i) each Subscriber hereby, severally and not jointly, irrevocably subscribes for and agrees to acquire from the Company such number of Ordinary Shares as is set forth on its respective signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (the “Shares”); and (ii) the Company hereby irrevocably undertakes to issue to each Subscriber the Shares subscribed for by such Subscriber pursuant to the execution by the Company of a deed of issue of the Shares under Dutch law substantially in the form attached hereto as Exhibit A (the “Deed of Issue”).
2.
Closing.
a.
The closing of the subscription and issuance of the Shares pursuant to this Subscription Agreement (the “Subscription Closing”) shall occur two (2) business days following the signing of this Subscription Agreement, or at such other time as may be agreed to by the Company and the Subscribers (the “Closing Date”). As used in this Subscription Agreement, “business day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to close. At or prior to the Subscription Closing, the Subscribers shall execute any related agreements or other documents required to be executed hereunder, dated on or before the Closing Date, including but not limited to the questionnaire in the form attached hereto as Schedule A.
b.
On the Closing Date, prior to 10:00 a.m. (Eastern Time) and prior to the execution by the Company of the Deed of Issue (as defined herein), the Subscribers shall deliver or cause to be delivered to the Company the Subscription Price via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Subscribers by the Company on or prior to the Closing Date. The Company hereby irrevocably consents to payment of the Subscription Price in U.S. dollars.
c.
At the Closing, subject to receipt by the Company of the Subscription Price from each Subscriber as contemplated by Section 2.b, the Company shall issue and deliver or cause to be issued and delivered to each Subscriber a number of Shares in the amount set forth opposite the name of such Subscriber under the heading “Number of Shares subscribed for” on the signature page hereto pursuant to the Deed of Issue. Upon the execution of the Deed of Issue, the Company shall cause the Shares to be recorded in the registers of the transfer agent in book entry form.
3.
Closing Conditions.
a.
The obligations of the Company to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:
i.
all representations and warranties of each Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Material Adverse Effect” (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Closing Date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by each Subscriber of each of the representations, warranties and agreements of such Subscriber contained in this Subscription Agreement as of the Subscription Closing; and
ii.
each Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement to be performed or complied with by such Subscriber at or prior to the Subscription Closing; and
iii.
the Company shall have received in full the Subscription Price.
b.
The obligations of the Subscribers to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:
i.
all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Material Adverse Effect,” which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Closing Date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date (other than representations and warranties that are qualified as to “materiality” or “Material Adverse Effect,” which representations and warranties shall be true and correct as of such specified date in all respects)), and consummation of the Subscription Closing shall constitute a reaffirmation by the Company to the Subscribers of its representations, warranties and agreements contained in this Subscription Agreement as of the Subscription Closing;
ii.
the Company shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement to be performed or complied with by the Company at or prior to the Subscription Closing;

iii.
the Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Shares, all of which shall be in full force and effect; and
iv.
the Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Shares, and Nasdaq shall have raised no objection to the consummation of the Subscription Closing.
c.
The obligations of each of the Company and the Subscribers to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:
i.
no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and
ii.
no suspension of the qualification of the Shares for offer or sale or trading in any jurisdiction shall have occurred and be continuing.
4.
Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Subscription Agreement.
5.
Company Representations and Warranties. The Company represents and warrants to the Subscribers that, except as otherwise expressly contemplated by the reports, schedules, forms, statements and other documents filed or furnished by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, during the one-year period preceding the date hereof (collectively, the “SEC Filings”), which qualify these representations and warranties in their entirety:
a.
The Company has been duly incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and is currently a validly existing public company with limited liability (naamloze vennootschap) under the laws of the Netherlands and has the corporate power and authority to own or lease its property and to conduct its business as described in the SEC Filings and to enter into, deliver and perform its obligations under this Subscription Agreement.
b.
The Shares have been duly authorized and, when issued and delivered to the Subscribers against full payment therefor in accordance with the terms of this Subscription Agreement and upon the execution of the Deed of Issue, the Shares will be validly issued, fully paid and non-assessable (meaning that the holders of the Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such Shares), free and clear of any liens, charges or encumbrances (other than restrictions under applicable securities laws) and any preemptive or similar rights with respect to the issuance of the Shares are validly excluded.
c.
This Subscription Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Subscribers, is enforceable against the Company in accordance with its respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. No further corporate action is required by the Company, its board of directors or its shareholders in connection with the entry into this Subscription Agreement and the issuance of the Shares hereunder.
d.
The issuance of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other material agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect.
e.
Assuming the accuracy of each Subscriber’s representations and warranties set forth in Section 6 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings required by the Securities Act of 1933, as amended (the “Securities Act”), Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Global Market (“Nasdaq”) in connection with the listing of the Shares, (iv) any filings required to be made with the trade register of the Dutch Chamber of Commerce in order to register the issuance of the Shares (if any) and (v) where the failure of which to obtain would not reasonably be expected to have a Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Shares. The Company has filed all filings referenced in (i) through (iv) above within the applicable time.
f.
The Company has timely filed all SEC Filings. At the time of filing thereof, the SEC Filings conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and none of the SEC Filings, as of their respective dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
g.
The Company is in compliance with applicable Nasdaq continued listing requirements. The issued and outstanding Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “PHVS.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission with respect to any intention by such entity to deregister the Ordinary Shares or prohibit or terminate the listing of the Ordinary Shares on Nasdaq. The Company has taken no action that is designed to, or is reasonably likely to, terminate the registration of the Ordinary Shares under the Exchange Act.

h.
Assuming the accuracy of each Subscriber’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer, issuance and sale of the Shares by the Company to the Subscribers. The Shares offered hereby (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i.
Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.
j.
As of the date of this Subscription Agreement, the issued share capital of the Company consists of 33,871,576 Ordinary Shares. The Ordinary Shares in issue immediately prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable (meaning that the holders of the Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such Shares). As of the date of this Subscription Agreement, except as under incentive plans disclosed in the SEC Filings and as contemplated by this Subscription Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any shares or other equity interests in the Company (collectively, “Company Equity Interests”) or securities convertible into or exchangeable or exercisable for Company Equity Interests.
k.
Neither the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Rule 4(a)(2) under the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the Securities Act.
l.
Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Shares, and assuming the accuracy of the representations and warranties of each Subscriber herein, the Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
m.
The Company is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
n.
Neither the Company, nor any person acting on its behalf has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscribers could become liable.
o.
The Company, and, to the knowledge of the Company, the officers, directors, employees, and agents of the Company, in each case, acting on behalf of the Company, have been in compliance in all material respects with all applicable Anti-Corruption Laws. As used in this Subscription Agreement, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

p.
Neither the Company nor any Person acting on its behalf has provided the Subscribers or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material nonpublic information concerning the Company or its subsidiaries, other than with respect to the transactions contemplated hereby, which will be disclosed in the Public Disclosure (as defined below). The Company understands and confirms that the Investors will rely on the foregoing representation in effecting transactions in securities of the Company.
q.
Other than this Subscription Agreement, the Company has not entered into any other agreement or understanding (including, without limitation, side letters) with any Subscriber to purchase Shares or on terms more favorable to such Subscriber than as set forth herein.
6.
Subscriber Representations and Warranties. Each Subscriber, severally and not jointly, represents and warrants to the Company that:
a.
The Subscriber is (i) a “qualified institutional buyer” (as defined under the Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A attached hereto, and is acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or issuance in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Likewise, if Subscriber is a not a U.S. person (within the meaning of Regulation S under the Securities Act), and Subscriber is organized or resident in the European Economic Area, Subscriber is (x) a “qualified investor” within the meaning of Regulation (EU) 2017/1129, as amended and (y) not a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU on markets in financial instruments, as amended (the “Markets in Financial Instruments Directive”); or (b) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of the Markets in Financial Instruments Directive.
b.
The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the Shares shall contain a legend to such effect. The Subscriber acknowledges that the Shares will not initially be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
c.
The Subscriber understands and agrees that the Subscriber is subscribing and accepting Shares directly issued from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

d.
Either (i) the Subscriber is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the Subscriber’s subscription and acceptance and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e.
The Subscriber acknowledges and agrees that the Subscriber has received, and has had an adequate opportunity to review, such financial and other information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares and the Company and has made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the documents provided to the Subscriber by the Company. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
f.
The Subscriber became aware of this offering of the Shares solely by means of direct contact between the Subscriber and the Company or a representative of the Company, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company or a representative of the Company. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Company represents and warrants that the Shares were not offered by any form of general solicitation or general advertising.
g.
The Subscriber acknowledges that it is aware that there are substantial risks incident to the issuance and ownership of the Shares. The Subscriber is a sophisticated investor, experienced in private equity transactions and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and such Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary or desirable to make an informed investment decision and such Subscriber has made its own assessment and has satisfied itself concerning relevant tax or other economic considerations relative to its purchase of the Shares. The Subscriber is able to fend for itself in the transactions contemplated herein and is able to sustain a complete loss on its investment in the Shares.
h.
In making its decision to subscribe for and accept the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations, warranties, covenants and agreements contained herein. In connection with the issue and purchase of the Shares, neither the Company nor any of its affiliates have acted as a financial advisor or fiduciary to the Subscriber.
i.
The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
j.
The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.
k.
The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, which, in each case, would reasonably be expected to have a material adverse effect on the legal authority of the Subscriber to enter into and timely perform its obligations under this Subscription Agreement, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
l.
Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
m.
The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided, however, that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Subscriber maintains policies and procedures reasonably designed (a) for the screening of its investors against the OFAC sanctions programs, including the OFAC List, and (b) to ensure that the funds held by the Subscriber and used to issue the Shares were legally derived. Any provision of this Section 6(m) shall not apply if and to the extent it is unenforceable as a result of any applicable provision of Council Regulation (EC) No 2271/1996 of 22 November 1996, as amended, recast and/or restated from time to time, (or any law or regulation implementing such Regulation in an EEA member state) or any similar blocking or anti-boycott law, regulation or statute in force from time to time, and, in such case, the enforceability of this Section 6(m) shall not otherwise be affected.
n.
The Shares to be received by the Subscriber will be acquired for such Subscribers’ own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the right of the Subscriber at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. The Subscriber is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered.

o.
The Subscriber has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the Exchange Act and under the rules of Nasdaq.
p.
The Subscriber has or has commitments to have, and, when required to deliver payment to the Company pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Price and consummate the purchase and sale of the Shares when required pursuant to this Subscription Agreement.
7.
Additional Subscriber Agreement. Each Subscriber hereby agrees that, from the date of this Subscription Agreement and until the Subscription Closing, no person or entity, while acting in connection with this Subscription and on behalf of such Subscriber or any of its controlled affiliates or pursuant to any understanding in connection with this Subscription with such Subscriber or any of its controlled affiliates, will engage in any Short Sales with respect to securities of the Company. Solely for purposes of this paragraph, subject to each Subscriber’s compliance with its obligations under U.S. federal securities laws and each Subscriber’s internal policies, the restrictions set forth above in this paragraph shall not apply to any employees, subsidiaries, desks, groups, or affiliates of such Subscriber that are effectively walled off by appropriate “fire wall” information barriers approved by such Subscriber’s legal or compliance department. Notwithstanding the foregoing, if such Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 7 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.
8.
Registration Rights.
a.
The Company agrees that, within forty-five (45) calendar days after the Closing Date (the “Filing Deadline”), the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Shares, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) seventy-five (75) calendar days (or one-hundred-twenty (120) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) following the Filing Deadline, and (ii) five (5) business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Date”); provided, however, that the Company’s obligations to include a Subscriber’s Shares in the Registration Statement are contingent upon such Subscriber furnishing in writing to the Company such information regarding such Subscriber, the securities of the Company held by such Subscriber and the intended method of disposition of the Shares as shall be reasonably requested in writing by the Company to effect the registration of the Shares, and such Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided, further, however, that the Subscribers shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. With respect to the information to be provided by each Subscriber pursuant to this Section 8, the Company shall request such information at least ten (10) business days prior to the anticipated initial filing date of the Registration Statement. The Company will provide a draft of the Registration Statement to the Subscribers for review at least five (5) business days in advance of the anticipated initial filing date. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders, and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Company shall file a new Registration Statement to register such Shares not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable consistent with the terms of this Section 8. In no event shall a Subscriber be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the Commission or another regulatory agency; provided, however, that if the Commission requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, such Subscriber will have an opportunity to withdraw from the Registration Statement. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement for each Subscriber until the earliest of (i) the date on which the Shares subscribed for by such Subscriber hereunder may be resold without volume or manner of sale limitations, and without the requirement that the Company be current in its public reporting, in each case pursuant to Rule 144 promulgated under the Securities Act, (ii) the date on which all Shares subscribed for by such Subscriber hereunder have actually been sold and (iii) the date which is three (3) years after the initial Registration Statement filed hereunder is declared effective (the “Effectiveness Period”). For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation necessary to enable each Subscriber to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to such Subscriber), as applicable, and qualify the Shares for listing on Nasdaq or any other applicable stock exchange on which the Ordinary Shares are then listed. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 8. The Subscribers shall not be entitled to use the Registration Statement for an underwritten offering of Shares and notwithstanding anything to the contrary in this Subscription Agreement, the Company shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Shares under the Registration Statement. For purposes of this Section 8, “Shares” shall mean, as of any date of determination, the Shares acquired by the Subscribers pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall include any affiliate of such Subscriber to which the rights under this Section 8 have been duly assigned.
b.
In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Subscription Agreement, the Company shall inform the Subscribers as to the status of such registration, qualification, exemption and compliance. At its expense the Company shall:
i.
advise the Subscribers within two (2) business days:
(1)
when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;
(2)
of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(3)
of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(4)
of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(5)
subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus or the documents incorporated therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Subscribers of such events, provide the Subscribers with any material, non-public information regarding the Company other than to the extent that providing notice to the Subscribers of the occurrence of the events listed in (1) through (5) above constitutes material, non-public information regarding the Company and the Subscribers are notified that such events are material, non-public information at the time of notification;

ii.
use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
iii.
upon the occurrence of any event contemplated in Section 8.b.i(5) above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
iv.
use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Ordinary Shares have been listed;
v.
use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act until the expiry of the Effectiveness Period;
vi.
if in the opinion of counsel to the Company or counsel selected by any Subscriber, it is then permissible to remove the restrictive legend from the Shares pursuant to Rule 144 under the Securities Act, then at each

Subscriber’s request, the Company will request its transfer agent to remove the legend set forth in Section 6.b. above. In the event that a Subscriber and its broker(s) provide any certifications requested by the Company, its counsel or counsel selected by any Subscriber, the Company shall use its commercially reasonable efforts to have the legend removal referenced above apply to all shares held by the Subscriber in a single transaction; and
vii.
(A) upon appropriate notice from any Subscriber stating that the Shares have been sold pursuant to an effective Registration Statement, timely prepare and deliver certificates representing the Shares to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free of any restrictive legends and in such denominations and registered in such names as the Subscriber may request and (B) cause its legal counsel or other counsel satisfactory to the transfer agent: (i) while the Registration Statement is effective, to issue to the transfer agent a “blanket” legal opinion to allow sales of the Shares without restriction pursuant to the effective Registration Statement, and (ii) provide all other opinions as may reasonably be required by the transfer agent in connection with the removal of legends on the Shares.
c.
Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the Filing Deadline or the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that (x) the Company may not delay the Filing Deadline or suspend the Registration Statement on more than two (2) occasions, for more than sixty (60) consecutive calendar days, or for more than ninety (90) total calendar days, in each case during any twelve-month period and (y) the Company shall use commercially reasonable efforts to file the Registration Statement or make such Registration Statement available for the sale by the Subscribers, as applicable, as soon as practicable thereafter. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receive notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company except (A) for disclosure to such Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, and (B) as otherwise required by law or subpoena. Notwithstanding anything to the contrary, after the Effectiveness Date, the Company shall cause its transfer agent to deliver unlegended Shares to a transferee of a Subscriber in connection with any sale of Shares with respect to which such Subscriber has entered into a contract for sale prior to such Subscriber’s receipt of the notice of a Suspension Event and which has not yet settled. If so directed by the Company, each of the Subscribers will deliver to the Company or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in its possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
d.
Each Subscriber may deliver written notice (including via email) (an “Opt-Out Notice”) to the Company requesting that each Subscriber not receive notices from the Company otherwise required by this Section 8; provided, however, that such Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Subscriber (unless and until subsequently revoked), (i) the Company shall not deliver any such notices to such Subscriber and such Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to such Subscriber’s intended use of an effective registration statement, such Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 8.d) and the related suspension period remains in effect, the Company will so notify such Subscriber, within one (1) business day of the Subscriber’s notification, by delivering to such Subscriber a copy of such notice of Suspension Event that would have been provided, and thereafter will provide such Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability, and such Subscriber shall comply with any restrictions on using such Registration Statement during such Suspension Event.
e.
The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless each Subscriber (to the extent a seller under the Registration Statement), the officers, directors, employees, investment advisers and agents of each of them, and each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus or any documents incorporated therein, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 8, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information provided, however, that the Company shall not be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by such Subscriber or on behalf of such Subscriber in writing to the Company expressly for use therein, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner (to the extent a prospectus was required to be delivered by Subscriber under applicable law), (C) as a result of offers or sales effected by or on behalf of any person by means of a free writing prospectus (as defined in Rule 405 of the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 8.c hereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.
f.
Each of the Subscribers shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus or the documents incorporated therein, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber. In no event shall the liability of a Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
g.
Any person entitled to indemnification pursuant to this Section 8 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement for which indemnification could be sought hereunder which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
h.
If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 8.h shall be individual, not joint and several, and in no event shall the liability of the Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification or contribution obligation, and such obligations of the Subscriber shall be several and not joint.
9.
Termination. This Subscription Agreement shall terminate and be void and of no further force or effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (b) if any of the conditions to the Subscription Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.
10.
Miscellaneous.
a.
All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 10.a):

Pharvaris N.V.
Emmy Noetherweg 2
2333 BK Leiden

The Netherlands
Attention: Chief Legal Officer

Email: joan.schmidt@pharvaris.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
United States
Attention: Sophia Hudson, P.C.; Jennifer L. Lee
Email: sophia.hudson@kirkland.com; jennifer.lee@kirkland.com

If to a Subscriber, to the address or email address set forth for the applicable Subscriber on the signature page hereof.

b.
All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing until the end of the Effectiveness Period.
c.
If any term or other provision of this Subscription Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Subscription Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Subscription Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
d.
This Subscription Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Subscription Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto except that (i) this Subscription Agreement and any of a Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as such Subscriber or by an “affiliate” (as defined in Rule 12b-2 under the Exchange Act) of such investment manager without the prior consent of the Company and (ii) a Subscriber’s rights under Section 8 are deemed to be assigned to an assignee or transferee of the Shares, provided, that such assignee will be deemed to have made each of the representations, warranties and covenants of such Subscriber set forth in Section 6 as of the date of such assignment and as of the Subscription Closing, and no such assignment by a Subscriber will relieve such Subscriber of its obligations under this Subscription Agreement and such Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.
e.
This Subscription Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as otherwise expressly set forth in subsection (p) of this Section 10, nothing in this Subscription Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Subscription Agreement.
f.
This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Subscription Agreement shall be heard and determined exclusively in any U.S. federal court or New York State court in the Borough of Manhattan in the city of New York. The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Subscription Agreement brought by any party hereto, and (ii) agree not to commence any action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Subscription Agreement, or the subject matter hereof, may not be enforced in or by such courts.
g.
EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.G.
h.
The descriptive headings contained in this Subscription Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Subscription Agreement.
i.
This Subscription Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
j.
The parties hereto agree that irreparable damage would occur in the event any provision of this Subscription Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
k.
Except as otherwise provided herein, all costs and expenses incurred in connection with this Subscription Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated; provided that if all of the closing conditions described in Section 3 are fulfilled and the transactions contemplated under this Subscription Agreement are consummated, each of General Atlantic PH B.V. and venBio Global Strategic Fund III, L.P. shall be reimbursed for their reasonable and documented out-of-pocket fees and expenses incurred in connection with the transactions contemplated under this Subscription Agreement.
l.
This Subscription Agreement may be amended in writing by the parties hereto at any time prior to the Subscription Closing. This Subscription Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
m.
At any time, the Company may (i) extend the time for the performance of any obligation or other act of the Subscribers, (ii) waive any inaccuracy in the representations and warranties of the Subscribers contained herein or in any document delivered by the Subscribers pursuant hereto and (iii) waive compliance with any agreement of the Subscribers or any condition to its own obligations contained herein. At any time, the Subscribers may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
n.
The language used in this Subscription Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
o.
The Company may request from the Subscribers such additional information as the Company may deem necessary to evaluate the eligibility of the Subscribers to acquire the Shares, and the Subscribers shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.
p.
Each Subscriber acknowledges that the Company will rely on such Subscriber’s acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. The Company acknowledges that the Subscribers will rely on the Company’s acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Subscription Closing, each of the parties agrees to promptly notify the other parties if (i) any of such party’s acknowledgments, understandings, agreements, representations and warranties (other than any such representations and warranties that are qualified by materiality) made herein are no longer accurate in any material respect or (ii) any of such party’s representations and warranties made herein that are qualified by materiality are no longer accurate in any respect. Each of the parties agrees that the purchase by the Subscribers of Shares from the Company and the issuance of Shares by the Company to the Subscribers will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by such party as of the time of such subscription and/or purchase.
q.
Each of the Company and the Subscribers is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulatory authority or Nasdaq, as applicable, to do so in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
r.
No public release or announcement concerning the transactions contemplated hereby shall be issued by the Subscribers without the prior written consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case, other than with respect to any filings under Section 13 of the Exchange Act, the relevant Subscriber(s), to the extent reasonably practicable in the circumstances, shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance. To the extent the Company intends to issue any public release or announcement concerning the transactions contemplated hereby, the Company, to the extent reasonably practicable in the circumstances, shall allow the Subscribers reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not (i) publicly disclose the name of any Subscriber or any of its affiliates or advisers or include the name of any Subscriber or any of its affiliates or advisers in any press release without the prior written consent of such Subscriber except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company will provide the Subscriber with prior written notice (including by

e-mail) of such disclosure under this clause (i), or (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication that was approved by the Subscriber in accordance with this Section 10(r). No later than the close of market of the Business Day immediately following the date this Agreement is executed, the Company shall issue a press release or file a Form 6-K with the SEC disclosing all material terms of the transactions contemplated by this Agreement and any material non-public information that the Company may have provided any Subscriber in connection with the transactions contemplated by this Agreement at any time prior to the issuance of such press release or Form 6-K (the “Public Disclosure”). In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq.
11.
Independent Nature of Each Subscriber’s Obligations and Rights. The obligations of each Subscriber under this Subscription Agreement are several and not joint with the obligations of any other Subscribers, and each Subscriber shall not be responsible in any way for the performance of the obligations of any other Subscriber under this Subscription Agreement. The decision of the Subscriber to purchase such Subscriber’s Shares pursuant to this Subscription Agreement has been made by such Subscriber independently of any other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any other Subscriber or other investor or by any agent or employee of any other Subscriber or other investor, and neither such Subscriber nor any of its agents or employees shall have any liability to any other Subscriber or other investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by the Subscriber or any other Subscriber hereto, shall be deemed to constitute the Subscriber, on the one hand, and any other Subscriber or other investor, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and any other Subscriber or other investor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement. Each Subscriber acknowledges that none of the other Subscribers have acted as an agent for such Subscriber in connection with making its investment hereunder and none of the other Subscribers will be acting as agent of such Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: General Atlantic PH B.V.

By: General Atlantic PH B.V.

Name: I.M. van der Hoorn

Title: Director A

Name: L.J.M. Duijsens

Title: Director B

Name in which shares are to be registered (if different): N/A

Business Address-Street: Prinsengracht 769
City, State, Zip: Amsterdam, 1017 JZ the

Netherlands

Attn: I.M. van der Hoorn

Number of Shares subscribed for: 1,986,097

Aggregate Subscription Price: $19,999,996.79

State/Country of Formation or Domicile:

The Netherlands, having its official seat in Amsterdam, the Netherlands, and registered with the trade register of the Dutch Chamber of Commerce under number 78698154

SIGNATURE: /s/ I.M. van der Hoorn

Date: June 16, 2023

SIGNATURE:  /s/ L.J.M. Duijsens
Date: June 16, 2023

Mailing Address-Street (if different): N/A

City, State, Zip:

Attn:

Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: venBio Global Strategic Fund III, L.P.

By: venBio Global Strategic Fund III, L.P.

Name: Richard Gaster

Title: Authorized Signatory

Name in which shares are to be registered (if different):

Business Address-Street:
1700 Owens Street, suite 595

City, State, Zip:
San Francisco, CA 94158

Attn:

Number of Shares subscribed for: 1,986,097

Aggregate Subscription Price: $19,999,996.79

Tax ID (if U.S. entity): __________________

State/Country of Formation or Domicile: Cayman Islands SIGNATURE: /s/ Richard Gaster Date: , 2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: Bain Capital Life Sciences Opportunities III, LP

By: Bain Capital Life Sciences Opportunities III GP, LLC, its general partner

By: Bain Capital Life Sciences Fund III, L.P., its sole member

By: Bain Capital Life Sciences III General Partner, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

By: /s/ Ricky Sun

Name: Ricky Sun

Title: Partner

Name in which shares are to be registered (if different): N/A

Business Address-Street: 200 Clarendon Street

City, State, Zip: Boston, MA 02116

Attn: Melissa Danforth, General Counsel, Bain Capital Life Sciences

Number of Shares subscribed for: 1,688,183

Aggregate Subscription Price: $17,000,002.81

Tax ID (if U.S. entity): 87-1325992

State/Country of Formation or Domicile: Delaware Date: June 16, 2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: Foresite Capital Fund IV, L.P.

By: Foresite Capital Fund IV, LLC
Its: General Partner

Name: Dennis D. Ryan

Title: Chief Financial Officer

Name in which shares are to be registered (if different):

Business Address-Street:
Foresite Capital Management

900 Larkspur Landing Circle, Suite 150

City, State, Zip:
Larkspur, CA 94939

Attn:

Number of Shares subscribed for: 496,524

Aggregate Subscription Price: $4,999,996.68

Tax ID (if U.S. entity): 82-1220707

State/Country of Formation or Domicile: Delaware SIGNATURE: /s/ Dennis Ryan Date: 6/16/2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: VENROCK HEALTHCARE CAPITAL PARTNERS III, L.P.

By: VHCP Management III, LLC, its general partner

By: VR Adviser, LLC, its manager

By: Authorized Signatory

Name in which shares are to be registered (if different):

Business Address-Street:
7 Bryant Park, 23rd Floor

City, State, Zip:
New York, NY 10018

Attn:

Number of Shares subscribed for: 208,858

Aggregate Subscription Price: $2,103,200.06

Tax ID (if U.S. entity): 82-5035354

State/Country of Formation or Domicile: Delaware SIGNATURE: /s/ Sherman Souther Date: 6/16/2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: VHCP CO-INVESTMENT HOLDINGS III, LLC

By: VHCP Management III, LLC, its manager

By: VR Adviser, LLC, its manager

By: Authorized Signatory

Name in which shares are to be registered (if different):

Business Address-Street:
7 Bryant Park, 23rd Floor

City, State, Zip:
New York, NY 10018

Attn:

Number of Shares subscribed for: 20,894

Aggregate Subscription Price: $210,402.58

Tax ID (if U.S. entity):  82-5074322

State/Country of Formation or Domicile: Delaware SIGNATURE: /s/ Sherman Souther Date: 6/16/2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: VENROCK HEALTHCARE CAPITAL PARTNERS EG, L.P.

By: VHCP Management EG, LLC, its General Partner

By: Authorized Signatory

Name in which shares are to be registered (if different):

Business Address-Street:
7 Bryant Park, 23rd Floor

City, State, Zip:
New York, NY 10018

Attn:

Number of Shares subscribed for: 564,687

Aggregate Subscription Price: $5,686,398.09

Tax ID (if U.S. entity):  85-0676310

State/Country of Formation or Domicile: Delaware SIGNATURE: /s/ Sherman Souther Date: 6/16/2023 Mailing Address-Street (if different): City, State, Zip: Attn: Price Per Share: $10.07

You must pay the Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the wire instructions.

IN WITNESS WHEREOF, Pharvaris N.V. has accepted this Subscription Agreement as of the date set forth below.

PHARVARIS N.V.

By: /s/ Berndt Modig

Name: Berndt Modig

Title: Chief Executive Officer

Date: 16 June, 2023

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
1.
☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.
ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.
☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐ Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐ Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐ Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose subscription/purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

Schedule A-1

☐ Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph;

☐ We are an entity in which all of the equity owners are accredited investors;

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐ Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

Schedule A-2

C.
AFFILIATE STATUS
(Please check the applicable box)

THE INVESTOR:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Schedule A-3

This page should be completed by the Investor.

Name of Investor: By: Name: Title:	State/Country of Formation or Domicile: SIGNATURE:

Schedule A-4

EXHIBIT A

FORM OF DEED OF ISSUE

Exhibit A-1

1

DEED OF ISSUE

PHARVARIS N.V.

__________________ 2023

THE UNDERSIGNED

Pharvaris N.V., a public company with limited liability, having its corporate seat in Leiden (address: Emmy Noetherweg 2, 2333 BK Leiden, trade register number: 64239411) (the "Company").

HEREBY DECLARES THE FOLLOWING

1
DEFINITIONS

1.1
Notwithstanding any terms defined elsewhere in this Deed, the following definitions will be used:

AST Register	The register kept by the Transfer Agent with respect to Ordinary Shares.
Deed	This deed of issue.
Ordinary Shares	Ordinary shares in the Company's capital, having a nominal value of EUR 0.12 each.
Resolutions	The written resolutions of the Company's board of directors, dated [•].
Shareholders' Register	The Company's shareholders' register as referred to in Section 2:85 of the Dutch Civil Code.
Subscribers	The respective subscribers as reflected in the column "Subscribers" in Annex A.
Subscription Agreement	The subscription agreement entered into by the Company and the Subscribers regarding the subscription and issuance of the Subscription Shares, dated [•].
Subscription Amount	As to each Subscriber, the aggregate amount to be paid for the Subscription Shares as specified opposite such

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Subscriber's name on Annex A, under the column entitled "Subscription Amount."
Subscription Shares	The Ordinary Shares to be issued pursuant to this Deed for delivery to the respective Subscribers as reflected in the column "Number of Subscription Shares" in Annex A.
Transfer Agent	American Stock Transfer & Trust Company, LLC, in its capacity as the Company's transfer agent.

1.2
In this Deed, terms defined in the plural shall have a similar meaning when used in the singular.

2
ISSUANCE

2.1
In giving effect to Resolutions and the Company's obligations under the Subscription Agreement, the Company hereby issues the Subscription Shares to the Transfer Agent for inclusion of the Subscription Shares in the AST Register in book-entry form (either directly or through the facilities of The Depository Trust Company), to the respective Subscribers in accordance with the allocation as reflected in the column "Number of Subscription Shares" in Annex A.

2.2
Upon the Subscription Shares being included in the AST Register, the Transfer Agent shall be considered to have accepted the Subscription Shares for delivery in book-entry form (either directly or through the facilities of The Depository Trust Company) to the Subscribers.

2.3
The present issuance of the Subscription Shares shall be registered in the Shareholders' Register.

3
PAYMENT

3.1
The Company approves payment of the aggregate Subscription Amount in a currency other than Euro.

3.2
The aggregate Subscription Amount for all Subscription Shares has been satisfied in accordance with the terms of the Subscription Agreement and the Company grants a discharge for the payment thereof.

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3.3
To the extent that the aggregate Subscription Amount for the Subscription Shares exceeds the aggregate nominal value of the Subscription Shares, such excess shall be considered to be share premium and shall be added to the Company's share premium reserve attached to the Ordinary Shares.

4
NO RECISSION OR NULLIFICATION

4.1
The Company waives the right to rescind or nullify, or commence legal proceedings to rescind, nullify or amend, on any ground whatsoever, this Deed and any other agreement or instrument underlying the present issuance of the Subscription Shares.

5
GOVERNING LAW AND JURISDICTION

5.1
Without prejudice to the relevant provisions of Chapters 4 and 5 of Title 10 of Book 10 of the Dutch Civil Code, this Deed shall be exclusively governed by and construed in accordance with the laws of the Netherlands.

5.2
Any disputes arising from or in connection with this Deed shall be submitted to the jurisdiction of the competent court in Amsterdam, the Netherlands which jurisdiction shall be exclusive.

(signature page follows)

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Signature page to a private deed of issue of shares

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1

____________________________

Pharvaris N.V.

Name : B.A.E. Modig

Title : Chief Executive Officer

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1

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Annex A - Subscribers

Subscribers	Number of Subscription Shares	Subscription Amount
[•]	[•]	USD [•]
[•]	[•]	USD [•]
[•]	[•]	USD [•]
[•]	[•]	USD [•]
Totals:	[•]	USD [•]

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